Exhibit 99.B(d)(5)

Schedule D
to the
Investment Advisory Agreement
between
SEI Tax Exempt Trust
and

SEI Investments Management Corporation

This Schedule D forms a supplement to the Investment Advisory Agreement (the “Agreement”) dated April 16, 1996 between SEI Tax Exempt Trust (the “Trust”) and SEI Investments Management Corporation, f/k/a SEI Financial Management Corporation (the “Adviser”).

RECITALS

WHEREAS, the Trust and the Adviser entered into the Agreement, which sets forth the rights and obligations of the parties pertaining to the management of separate portfolios of the Trust managed by the Adviser; and

WHEREAS, the Trust has created an additional portfolio:  Short Duration Municipal Fund (the “Fund”), and has approved of the Adviser’s management of the Fund as a “manager of managers,” in accordance with the Agreement.

AGREEMENTS

Now, therefore, the parties agree as follows:

The Trust hereby appoints the Adviser to act as investment adviser to the Fund as provided in Section 1 of the Agreement.  In making the Agreement applicable with respect to the Fund, the Agreement is being entered into severally and not jointly, as it pertains to the respective funds of the Trust, and the Trust and the Adviser intend that the numbered provisions contained in the Agreement be understood as applying separately to the Fund as if contained in, and forming, a separate agreement.

The compensation of the Adviser, determined as set forth in Article 4 of the Agreement with respect to the Fund, will be 0.33%.  For the purposes of this fee schedule, the Advisor’s fees will be calculated based upon the net assets of the Fund, provided, however, payment to the Adviser shall not exceed payment due from the Adviser to the Sub-Adviser in accordance with the terms of the Sub-Advisory agreement for the Fund.

The date of this Schedule D is September 17, 2003 which shall be deemed the date upon which the Agreement has been executed with respect to the Fund.

A copy of the Declaration of Trust of the Trust is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees, and is not binding upon any of the Trustees, officers, or shareholders of the Trust individually, but is binding only upon the assets and property of the Trust.

This Schedule D may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

The parties listed below have executed this Schedule D as of the 17th day of September, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule to be executed as of September 17, 2003.

SEI Tax Exempt Trust		SEI Investments Management Corporation

By:	/s/Timothy D. Barto	By:	/s/Lydia Gavalis

Attest:	/s/ C. Johnson	Attest:	/s/ C. Johnson